FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Swap of share certificates for regional energy companies between CEZ and E.ON

On the basis of a share swap agreement on swapping minority shares in regional energy companies entered into by CEZ and E.ON in July of this year, the actual transfer of shares and the financial settlement between the two companies was seen on September 30, 2003.

CEZ transferred to E.ON its shares in Jihomoravska energetika (i.e. a 33.5% share) and Jihoceska energetika (i.e. a 34.01% share). E.ON transferred to CEZ its shares in Zapadoceska energetika (i.e. a 35.13% share) and Vychodoceska energetika (i.e. a 41.73% share).

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         CEZ, a. s.
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                                                        (Registrant)
Date:  October 2, 2003
                                            By: /s/ Libuse Latalova
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                                                        Libuse Latalova
                                                Head of Finance Administration